2850 Frontier Drive | Warsaw, IN 46582 Ph: 574.268.6379 | Fax: 574.268.6302 www.orthopediatrics.com June 24, 2025 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance Office of Industrial Applications and Services Attention: Ms. Christie Wong and Ms. Li Xiao Re: OrthoPediatrics Corp. Form 10-K for the Fiscal Year Ended December 31, 2024 Response Dated June 2, 2025 File No. 001-38242 Ladies and Gentlemen: OrthoPediatrics Corp., a Delaware corporation (the “Company”), is submitting this letter in response to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 2, 2025 (the “Comment Letter”) and subsequent response dated June 11, 2025 with respect to the Company’s Form 10-K filed with the Commission on March 5, 2025. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. In this letter, we have recited the Staff’s comments in bold type and have followed each comment with the Company’s response. Form 10-K for the Fiscal Year Ended December 31, 2024 Critical Accounting Policies and Significant Judgements and Estimates Inventory Valuation, page 84 1. We note your response to comment 1. Given the substantial amount of inventory held on consignment, please include in future filings your accounting policy for the consigned inventory, similarly as provided in your response. Your disclosure should include a description of the nature and the expected life of the consigned inventory, how its value may or may not be affected by physical deterioration or obsolescence, and the process used to evaluate it for obsolescence. In addition, discuss your long sale cycle and your business growth in determination of its classification. Lastly, consider providing a detailed analysis in Management’s Discussion and Analysis of the revenue recognized in each period from sales of consigned inventory. If substantially all of your sales are made through consignment, disclose that fact clearly. We acknowledge the Staff comments and will include enhanced disclosures regarding inventories and revenue recognition within the Critical Accounting Policies and Significant Judgements and Estimates section within our Management Discussion and Analysis Item in our Annual Report on Form 10-K for the year ending December 31, 2025.

2850 Frontier Drive | Warsaw, IN 46582 Ph: 574.268.6379 | Fax: 574.268.6302 www.orthopediatrics.com Within the aforementioned section, we will include the following enhanced disclosures regarding inventory and revenue recognition (using 2024 information as an example): Inventory Valuation Our global inventory, which primarily consists of implants and instruments held in our warehouses, with third-party independent sales agencies or distributors, or consigned directly with hospitals, are considered finished goods and are purchased from third parties. Inventory is stated at the lower of cost or net realizable value, with cost determined using the first-in-first-out method. As of December 31, 2024, inventory held on consignment at sales agencies, distributors, or other customers was $95.4 million, or approximately 75% of gross inventory. We evaluate the carrying value of our inventory in relation to the estimated forecast of product demand, which takes into consideration the life cycle of the products. Most of our inventory is non-sterile, metallic implants and instruments that do not have an expiration date or shelf life. We classify our implant and bracing inventory as a current asset and the related deployed instrument inventory is classified within Property and Equipment, Net. Instruments are reusable hand-held devices, specifically designed for use with our implants, and are used by surgeons during surgery. Instruments are typically not sold and are routinely used longer than one year. The implant and bracing inventory is classified as a current asset because it is expected to be sold, consumed, or converted into cash within a year or within the normal operating cycle of the business. Each inventory set contains multiple sizes of implants, most of which do not expire. The usage of the majority of the surgical implants falls within a normal standard deviation, however to meet patient needs, the surgeon requires access to all implant sizes within each set because they may not know what implant sizes are needed until in surgery. The need to stock sufficient amounts of inventory in various sizes results in higher inventory levels which can and does lead to longer inventory turns. The outlier implant sizes not routinely used in surgery will remain in the set until required for a surgery which could be several months after consignment, extending inventory turns. Before inventory sets are consigned and used in surgery, the Company acquires the necessary set components which are initially recorded as inventory. When all implants are received and the entire set is complete, the set is deployed into the distribution channel as consigned inventory for surgical use in new or existing children’s hospitals within a distributor’s geographical territory. Since all implants are necessary before a set can be placed on consignment, there is additional lead time required between product procurement, receipt, and deployment into the channel, which typically takes several months. In addition, the Company’s surgical implant business has historically experienced growth in excess of 20% annually which has also contributed to increased inventory levels to meet current and future customer demand. The need to maintain substantial levels of inventory impacts our estimates for excess and obsolete inventory. Each of our systems are designed to include implantable products that come in different sizes and shapes to accommodate the surgeon’s needs. Typically, a small number of the set components are used in each surgical procedure. Certain components within each set may become excess before other components based on the usage patterns. We adjust inventory values to reflect these usage patterns and life cycle. We continuously monitor our global inventory for excess or obsolete items in relation to estimated forecasted product demand and the product life cycle. A significant decrease in demand could result in an increase in the amount of excess inventory on hand, which could lead to additional charges for excess and obsolete inventory. As of December 31, 2024, our excess and obsolete inventory reserve was $9.6 million.

2850 Frontier Drive | Warsaw, IN 46582 Ph: 574.268.6379 | Fax: 574.268.6302 www.orthopediatrics.com In addition, we continue to introduce new products and acquire new companies or technologies, which we believe will increase our revenue and also increases our on-hand inventory. As a result, we may be required to take additional charges for excess and obsolete inventory in the future. Revenue Recognition In the United States and in fourteen international markets, we primarily sell our implants, and to a much lesser extent our instruments, through third-party independent sales agencies to medical facilities and hospitals. For such sales, revenue and associated cost of revenue is recognized when a product is used in a procedure. In a few cases, hospitals purchase our products for their own inventory, and such revenue and associated cost of revenue is recognized when control of the product transfers to the customer, typically upon shipment. Approximately 70% of our 2024 global revenue is from the usage and sale of consigned inventory. Sales of our bracing products are sold to stocking distributors, hospitals, orthotists and other medical professionals or directly to end customers. Revenue is recognized for braces generally when title passes upon shipment. Our O&P clinics recognize revenue when our custom manufactured braces or other products are fitted to and accepted by patients. Revenue from these O&P clinics is primarily derived from contracts with third party payors. At, or subsequent to delivery, an invoice is issued to the third-party payor, which primarily consists of commercial insurance companies, Medicare, Medicaid, and private or patient pay individuals. Revenue is recognized for the amounts expected to be received from payors based on contractual reimbursement rates, which are net of estimated contractual discounts and other implicit price concessions. These revenue amounts are further revised as claims are adjudicated, which may result in additional disallowances, which are considered as part of the transaction price and recorded as a reduction of revenues. Outside of the United States, we sell our products directly to hospitals through independent sales agencies or to independent stocking distributors. Generally, the distributors are allowed to return products. Based on a history of reliable collections, we have concluded that a contract exists and revenue should be recognized when we transfer control of our products to the customer, generally when title passes upon shipment. Additionally, based on our history of immaterial returns from international customers, we have historically estimated no reserve for returns. * * * * * Please do not hesitate to contact me by telephone at (574) 267-0877 with any questions or comments regarding this correspondence. Sincerely, Fred Hite Chief Operating Officer and Chief Financial Officer